Exhibit 99.135

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 48,916,928
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT

Frankfurt: A6R
June 15, 2006
     BLUE PEARL MINING ANNOUNCES INFILL DRILL RESULTS AT ITS DAVIDSON MOLYBDENUM PROJECT
Blue Pearl Mining announced today assays from nine of 16 holes drilled in an infill drill program on the Main Deposit of the Davidson Project near Smithers, B.C.
The highlights of the program were Hole 183, a 122-metre intersection grading 0.670% MoS2 and, within that intercept, 15.3 metres grading 1.920% MoS2; and Hole 189, which cut 15.2 metres grading 1.262% MoS2 within a longer 137.2-metre intercept grading 0.521% MoS2. All nine infill holes intersected significant MoS2 grades across mineable widths (see table below). Results from the remaining seven infill holes are pending.
“We are very encouraged by this latest round of drilling which further establishes the continuity and high-grade nature of the deposit,” said Blue Pearl Chairman and CEO Ian McDonald.
He noted that the program was also aimed at generating mineralized material for metallurgical test work and the stress testing of core. Stress tests provide data on the structural aspects of the deposit for mine planning purposes. All the data will be incorporated into the feasibility study currently being conducted by Hatch Ltd., an independent engineering firm. Completion of the study is expected in September and mine development should be under way early in 2007.
Results from this nine-hole portion of the infill program are as follows:

	Depth (m)		Width*	Grade
	from	to	(m)	%MoS2
Hole 181	88.4	99.1	10.7	0.353

Hole 182	44.2	54.9	10.7	0.378
and	61.0	115.8	54.8	0.384

Hole 183	45.7	167.7	122	0.670
including	45.7	61.0	15.3	0.898
including	61.0	76.2	15.2	0.782
including	76.2	91.5	15.3	1.920

Hole 184	30.5	45.7	15.2	0.463
and	61.0	76.2	15.2	0.443

Hole 185	0.0	91.4	91.4	0.352
including	61.0	76.2	15.2	0.687

Hole 186	0.0	76.2	76.2	0.332
including	45.7	61.0	15.3	0.474

Hole 187	45.7	91.5	45.8	0.455

Hole 188	0.0	91.4	91.4	0.419
including	0.0	15.2	15.2	0.504
including	76.2	91.4	15.2	0.590

Hole 189	0.0	137.2	137.2	0.521
including	0.0	15.2	15.2	1.262
including	15.2	45.7	30.5	0.523
including	76.2	91.4	15.2	0.738

*	The deposit is somewhat irregular; however, the Company postulates that the widths given are approximate true widths.

The Company recently submitted its draft Terms of Reference to the Province of B.C.’s Environmental Assessment Office and is now preparing the environmental assessment report on the Main Deposit at Davidson.
In addition, mining contractor Procon Mining and Tunneling Ltd. is currently excavating drill stations in the existing adit and will soon begin extending the adit, as previously reported, another 50 metres. These drill stations will allow further exploration to be carried out on the Lower Zone at Davidson.
The Hatch study will determine the feasibility of mining a high-grade portion of the Main Deposit and shipping ore to the Endako molybdenum mine approximately 200 kilometres southeast of Smithers. As previously announced in late February, Blue Pearl has signed a Memorandum of Understanding with Endako Mines for construction of a 2,000-tonne-per-day milling circuit to process Davidson ore at Endako. Discussions are ongoing to optimize a definitive agreement.
Molybdenum prices, meanwhile, remain at historically high levels of approximately US$26 per pound.
Based on a technical report compliant with National Instrument 43-101 and filed on SEDAR, and using a cut-off grade of 0.2% MoS2, the Main Deposit is estimated to contain a measured and indicated mineral resource of 83.0 million tons grading 0.295% MoS2 representing 293.5 million pounds of molybdenum. (The measured category is 5.4 million tons grading 0.309% MoS2 and the indicated category is 77.6 million tons grading 0.294% MoS2; please refer to the Company’s news release of March 3, 2005). With regard to this mineral resource estimate, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101 and has read and approved this news release.
Sampling, Assaying and Quality Control
Samples are taken as half of the split core. ACME Analytical Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. ACME Analytical uses industry standard procedures. Core samples were crushed to pass a 10-mesh-size sieve, a 200- to 250-gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample.
Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C. Canada, with check samples submitted independently by the Company.
Qualified Person
Jim Hutter, P.Geo., a consultant to the Company, is the Qualified Person on this exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this news release.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum deposit near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO
Olav Svela, VP, Investor Relations	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416- 860-1438	Tel.: 514-939-3989
toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca